EXHIBIT 99.1

MAG Silver Announces a $60 Million Private Placement

VANCOUVER, British Columbia, April 27, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”) MAG is pleased to announce that it has arranged a non-brokered private placement with Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him, offering 4,528,302 common shares of MAG (the “Common Shares”) at a price of C$13.25 per Common Share for gross proceeds of C$60,000,002 (the “Offering”).

MAG intends to use the net proceeds of the Offering to fund exploration and development of the Juanicipio Project and for working capital and general corporate purposes. The Offering is expected to close on or before April 30, 2020, subject to satisfaction of customary closing conditions including the approval of the Toronto Stock Exchange.

Any securities issued pursuant to the Offering will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Offering. A finders’ fee is payable in connection with the Offering.

“Mr. Sprott has recognized this as an investment opportunity in a world class silver project which is heading into cash flow in the near future,” said George Paspalas, President and CEO of MAG. “We understand this is Mr. Sprott’s largest single investment in the silver space, and would like to thank him for his strong sign of support.”

The securities to be issued under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of MAG’s securities in the United States.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  Fresnillo as operator, is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation. As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

For further information on behalf of MAG Silver Corp.
Contact  Michael J. Curlook, VP Investor Relations and Communications

            Phone:          (604) 630-1399                                 Website:         www.magsilver.com
            Toll Free:       (866) 630-1399                                 Email:            info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, the timing and closing of the private placement; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.
LEI: 254900LGL904N7F3EL14